Contact:
Jeff Corbin/ Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214/ (212) 896-1236 jcorbin@kcsa.com/ mcsaby@kcsa.com

            Orckit Communications Reports 2009 Third Quarter Results
                                                                - - - -
           Company Secures New Customer Wins in India and Scandinavia

TEL AVIV, Israel, November 4, 2009 -- Orckit Communications Ltd. (NasdaqGM:
ORCT) today reported results for the third quarter and nine months ended
September 30, 2009.

Revenues in the third quarter of 2009 were $1.5 million compared to $4.1 million in the previous quarter ended June 30, 2009 and $5.4 million in the comparable quarter last year. Net loss for the quarter ended September 30, 2009 was $6.8 million, or $(0.41) per share, compared to $5.3 million, or $(0.32) per share, for the previous quarter ended June 30, 2009 and $9.7 million, or $(0.59) per share, for the third quarter of 2008. Adjustments related to the valuation of the conversion terms of the Company's convertible notes issued in March 2007 resulted in financial expense of $453,000 in the quarter ended September 30, 2009, $8,000 in the quarter ended June 30, 2009 and $1.7 million in the quarter ended September 30, 2008.


Revenues for the nine months ended September 30, 2009 were $9.7 million compared to $10.5 million for the nine months ended September 30, 2008. Net loss for the nine months ended September 30, 2009 was $16.2 million, or $(0.98) per share, compared to $25.2 million, or $(1.54) per share, for the nine months ended
September 30, 2008. Adjustments related to the valuation of the conversion terms of the Company's convertible notes resulted in financial expense of $1.3 million in the nine months ended September 30, 2009 and $254,000 in the nine months ended September 30, 2008.

Results for the nine months ended September 30, 2009 include financial income of $3.0 million resulting from the repurchase in the first quarter of 2009 of a portion of the Company's convertible notes.


Key Highlights for the Quarter:

- Selected by leading telecommunications service provider in India to deploy our CM-4000 Carrier Ethernet + Transport solution;
- Signed agreement with leading Scandinavian service provider to upgrade a metro network for residential, business and mobiledelivery;
- Established a Latin American presence with opening of new Brazilian office;
  and
- Demonstrated our solutions at major tradeshows including IBC, Amsterdam and Carrier Ethernet World Congress in Berlin.

Izhak Tamir, Chairman of the Board and President of Orckit, commented, "Third quarter results were in line with our previously stated expectations and reflect the continued challenges of the global economy. Despite a weak business environment, we have made tangible progress during the quarter and throughout the year by steadily adding new Carrier Ethernet + Transport solution customers."

Mr. Tamir continued, "In the third quarter, our CM-4000 solution was selected, after a long commercial bidding process, as part of a next generation triple play network by a leading telecommunications provider in India. Our products were also selected by a Scandinavian service provider to upgrade a metro network delivering residential, business and voice services. We expect shipments to these two customers to begin in the fourth quarter of 2009 and revenue contributions in 2010.

"We now have about a dozen telecom carrier customers in multiple geographies that have selected or already deployed in the field our Carrier Ethernet +
Transport solutions. The feedback from our sales force in the field has been very encouraging. We have continued to penetrate new Tier 2 and Tier 3 customers. This strategy has helped to diversify our customer base and presents an opportunity to expand these customer relationships through larger scale network expansions over time."

Mr. Tamir concluded, "We have put in place a platform for future growth by establishing a strong sales and marketing capability and by proving our value proposition to customers in different regions around the world. While visibility remains difficult, we believe that market and technology trends are slowly becoming more positive. We believe that in the third quarter we touched the bottom in terms of revenues and we will start to see an improvement going forward."

Conference Call

Orckit Communications will host a conference call on November 4, 2009, at 9 a.m.
EST. The call can be accessed by dialing (877) 316-9044 in the United States and
(706) 634-2329 internationally. Please utilize the code 33419951. A replay of the call will be available at www.orckit.com and will be also available through 11:59 p.m on December 4, 2009 at 1-800-642-1687 in the United States or
1-706-645-9291 internationally. To access this replay, enter the following code:
33419951.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With approximately 20 years of field experience, worldwide Tier-1 customers and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent's product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.

Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.

Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to the Company's history of losses, dependence on a limited number of customers,, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.



                                TABLES TO FOLLOW




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                                      ORCKIT COMMUNICATIONS LTD.
                                     CONSOLIDATED BALANCE SHEETS
                                         (US$ in thousands)

                                                                     September 30         December 31
                                                                         2009                 2008
                                                                         ----                 ----

                 ASSETS

Current assets:
    Cash and short term marketable securities                     $        35,545      $        48,231
    Trade receivables                                                       1,700                3,820
    Other receivables                                                       1,713                3,638
    Inventories                                                             1,178                1,771
                                                                           ------               ------
          Total  current assets                                            40,136               57,460

Long term marketable securities                                            16,646               19,738
Severance pay fund                                                          2,983                3,017
Property and equipment, net                                                 1,175                1,378
Deferred issuance costs, net                                                  347                  596
                                                                           ------               ------
          Total  assets                                           $        61,287      $        82,189
                                                                           ======               ======

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                $         3,115      $         4,654
    Accrued expenses and other payables                                     6,962                8,296
    Deferred income                                                         2,192                2,787
                                                                           ------               ------
          Total current liabilities                                        12,269               15,737

Long term liabilities :

    Convertible subordinated notes                                         24,099               30,367
    Adjustments due to convertible notes conversion terms                  (2,645)              (4,636)
                                                                          -------              -------
    Convertible subordinated notes, net                                    21,454               25,731

    Accrued severance pay and other                                         4,071                3,960
                                                                           ------               ------
                                                                           25,525               29,691

          Total liabilities                                                37,794               45,428

Shareholders' equity                                                       23,493               36,761
                                                                           ------               ------
          Total  liabilities and shareholders' equity             $        61,287      $        82,189
                                                                           ======               ======



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

                                               ORCKIT COMMUNICATIONS LTD.
                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                        (US$ in thousands, except per share data)



                                                                 Three Months Ended                Nine Months Ended
                                                                    September 30                      September 30
                                                                 2009          2008               2009           2008
                                                                 ----          ----               ----           ----



Revenues                                                    $      1,491  $      5,378      $       9,697  $       10,475

Cost of revenues                                                   1,116         2,764              6,135           5,338
                                                                  ------        ------             ------          ------
Gross profit                                                         375         2,614              3,562           5,137

Research and development expenses, net                             3,357         5,836             10,158          17,605

Selling, marketing, general and administrative expenses            3,817         4,760             12,057          14,136
                                                                  ------        ------             ------          ------
Total operating expenses                                           7,174        10,596             22,215          31,741
                                                                  ------        ------             ------          ------
Operating loss                                                    (6,799)       (7,982)           (18,653)        (26,604)

Financial income, net                                                443           (48)             3,718           1,626
Adjustments due to convertible notes conversion terms               (453)       (1,658)            (1,269)           (254)
                                                                   -----       -------            -------           -----
Total financial income (expense), net                                (10)       (1,706)             2,449           1,372
                                                                  ------        ------             ------          ------
Net loss                                                    $     (6,809)  $    (9,688)      $    (16,204)  $     (25,232)
                                                                  ======        ======             ======          ======
Net loss per share - basic                                  $      (0.41)  $     (0.59)      $      (0.98)  $       (1.54)
                                                                  ======        ======             ======          ======
Net loss per share - diluted                                $      (0.41)  $     (0.59)      $      (0.98)  $       (1.54)
                                                                  ======        ======             ======          ======
Weighted average number of shares outstanding - basic             16,514        16,394             16,456          16,380
                                                                  ======        ======             ======          ======
Weighted average number of shares outstanding - diluted           16,514        16,394             16,456          16,380
                                                                  ======        ======             ======          ======


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